Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Reports First Quarter Results for Fiscal 2014

TORONTO, CANADA - October 15 2013 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Company”) a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the three months ended August 31, 2013. Unless specified otherwise, all amounts are in Canadian dollars.

2014 TO DATE SELECTED HIGHLIGHTS

Corporate Highlights

•	Subsequent to the quarter end, in September 2013, the Board of Directors of Lorus announced the initiation of a strategic review of alternatives.
•	In June 2013 the Company completed a private placement of promissory notes and warrants raising proceeds of $893 thousand and an additional $25 thousand in July 2013 for total proceeds of $918 thousand.
•	Subsequent to the quarter end, in September 2013, the Company completed a private placement of convertible promissory notes raising proceeds of $600 thousand to maintain the research and development activities of the Company while the strategic review is ongoing. An additional $150 thousand was raised subsequently under unsecured non-convertible loans for the same purpose.

Drug Development Highlights

•	LOR-253 Program:
•	In July 2013 Lorus announced the results of the Phase 1 clinical trial of Lorus’ lead small molecule drug LOR-253. In this first-in-man, dose-escalation clinical study, LOR-253 demonstrated an excellent safety profile as well as encouraging signs of antitumor activity. The design consisted of LOR-253 as a single agent in patients with advanced solid tumors resistant to multiple standard therapies. The clinical study enrolled 27 patients, all of which had failed a median of 4 prior chemotherapies. Patients were enrolled at 7 dose levels ranging from 20 to 229 mg/m2. Of the 27 patients enrolled, 17 were evaluable for efficacy. Of these 17 patients, 7 (41%) achieved stable disease by RECIST and this included patients with colorectal, lung, appendiceal, liver and uterine cancers. Dose related activity was demonstrated at the higher dose levels (176 and 229 mg/m2). At these two highest dose levels, 4 of 5 evaluable patients (80%) achieved sustained stable disease by RECIST ranging from 5.6 months to 8 months, representative of disease control. Of these, a patient with non-small cell lung cancer at the highest dose level additionally showed non-index tumor shrinkage. The safety assessment indicated that LOR-253 was well tolerated at all dose levels.
•	Presented a poster entitled “OPEN-LABEL, PHASE 1 STUDY OF LOR-253 HCl IN PATIENTS WITH ADVANCED OR METASTATIC SOLID TUMORS” at the European Cancer Congress annual meeting, held September 27-October 1, 2013 in Amsterdam, Netherlands.

FINANCIAL RESULTS

Our net loss for the three months ended August 31, 2012 was $1.1 million ($0.03 per share) compared with $1.3 million ($0.03 per share) during the same period in fiscal 2013. The decrease in net loss is due to lower research and development costs of $43 thousand associated with the winding down of the LOR-253 Phase 1 clinical trial, as well as lower general and administrative expenses of $154 thousand due to overall reduced spending in order to conserve our cash available, including lower legal and accounting fees, and a recovery of deferred share unit costs in the current year compared with an expense in the prior year.

At August 31, 2013 Lorus had cash and cash equivalents of $599 thousand compared to $653 thousand at May 31, 2013. Subsequent to the quarter-end we completed a private placement and a loan financing raising gross proceeds of $750 thousand.

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Management has forecasted that the Company’s current level of cash and cash equivalents, including the $750 thousand investments described above, will not be sufficient to execute its current planned expenditures for the next twelve months without further investment. As announced on September 12, 2013 the Company is currently undergoing a review of its strategic alternatives. This review is designed to secure the long-term financial and operational sustainability of Lorus. These alternatives could include, among others, merger, sale, strategic partnerships or alliances and equity or debt financings. Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption. However, there can be no assurance that any of these alternatives will materialize or that capital will be available as necessary to meet continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company.

For further details and to view the Company's May 31, 2013 Audited Consolidated Financial Statements and Management's Discussion and Analysis, please see the Company's filings which will be available on www.sedar.com and on www.lorusthera.com

Lorus Therapeutics Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(unaudited)
	Three	Three
(amounts in 000's except for per common share data)	months ended	months ended
(Canadian dollars)	Aug. 31, 2013	Aug. 31, 2012
REVENUE	$ -	$ -

EXPENSES
Research and development	615	658
General and administrative	451	605
Operating expenses	1,066	1,263
Finance expense	36	6
Finance income	(1)	(6)
Net financing expense (income)	35	-
Net loss and total comprehensive loss for the period	1,101	1,263
Basic and diluted loss per common share	$ 0.03	$ 0.03

Weighted average number of common shares
outstanding used in the calculation of
Basic and Diluted loss per common share	42,251	42,251

About Lorus

Lorus is a biopharmaceutical company focused on the discovery, research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

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Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our ability to obtain financing or partnerships, our ability to successfully complete the ongoing strategic review, the establishment of corporate alliances, our ability to maintain current and future corporate alliances, our ability to fund or reach developmental milestones, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

For further information, please contact:

Elizabeth Williams, 416-798-1200 ext. 372; ewilliams@lorusthera.com

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